Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of DCT Industrial Trust Inc. and subsidiaries (the “Company”) for the registration of 18,727,259 shares of common stock to holders of common units of limited partnership interest, or “OP units”, in DCT Industrial Operating Partnership LP, and to the incorporation by reference therein of our reports dated February 26, 2010, with respect to the consolidated financial statements and schedule of the Company, and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado

March 19, 2010